



September 21, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Micro Focus International plc Notice of Annual General Meeting
2. Invitation to Use Electronic Communications

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

FILE NO. 82-34962



Micro Focus International plc
Notice of Annual General Meeting

This document is important and requires your immediate attention. Shareholders who are in any doubt as to what action to take should consult appropriate independent advisers.

Notice is hereby given that the 2007 Annual General Meeting ("AGM") of Micro Focus International plc ("the Company") will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, on 26 September 2007 at 3pm for the transaction of the following business of which resolutions 1 to 11 will be proposed as ordinary resolutions and resolutions 12 to 14 as special resolutions. Voting on all resolutions will be by way of a poll:

1 To receive the report of the directors and the financial statements for the year ended 30 April 2007.

2 That the final dividend recommended by the directors of 7 cents per ordinary share for the year ended 30 April 2007 be declared payable on the ordinary shares of the Company to all members whose names appeared on the Register of Members on 7 September 2007.

3 To approve the remuneration report of the directors for the year ended 30 April 2007.

4 That David Maloney, a director, retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.

5 That David Dominik, a director, retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.

6 That Paul Pester, a director, retiring from his appointment and offering himself for election, be and is hereby elected as a director of the Company.

7 That Mike Shinya, a director, retiring from his appointment and offering himself for election, be and is hereby elected as a director of the Company.

8 That Tom Skelton, a director, retiring from his appointment and offering himself for election, be and is hereby elected as a director of the Company.

9 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company until the next AGM.

10 To authorise the audit committee to determine the remuneration of the auditors.

11 That the authority conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed, and for this purpose:

11.1 the Section 80 amount be £6,672,514; and

11.2 the prescribed period be the period ending on the date of the AGM in 2008 or on 26 December 2008, whichever is earlier.

12 That, subject to the passing of resolution 11 the authority conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the prescribed period specified in resolution 11.2 and for such period the Section 89 amount be £1,000,877 with such amount including the sale of ordinary shares held in treasury.

13 That, subject to, and in accordance with, the Company's Articles of Association, the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of that Act) of ordinary shares in the capital of the Company provided that:

13.1 the maximum aggregate number of ordinary shares hereby authorised to be acquired is 20,017,543;

13.2 the minimum price which may be paid for an ordinary share is 10 pence;

13.3 the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotation as derived from the Official List of the Financial Services Authority for the five business days immediately preceding the day on which such share is contracted to be purchased;

13.4 the authority hereby conferred shall expire at the conclusion of the AGM of the Company held in 2008, or if earlier, on the date which is 18 months from the date of this resolution;

13.5 the Company may make any purchase of its ordinary shares pursuant to a contract concluded before the authority hereby conferred expires and which will or may be executed wholly or partly after the expiry of such authority; and

13.6 all shares purchased pursuant to the said authority shall either: (i) be cancelled immediately on completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

14 That:

14.1 the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006 to send, convey or supply all types of notices, documents or information to the shareholders by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website; and

14.2 the regulations contained in the document marked "A" submitted to this AGM and initialled for the purposes of identification by the Chairman be approved and adopted as the new Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association with effect from the end of this meeting.

The board believes the resolutions are in the best interests of shareholders as a whole and recommends that shareholders vote in favour of each resolution.

By order of the board



Jane Smithard *Company Secretary*

Registered office
Micro Focus International plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom

31 July 2007

Notes:

1 A member entitled to attend and vote at the AGM may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. A proxy card is enclosed. In order to be valid an appointment of proxy must be returned by post, by courier or by hand to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, United Kingdom, and must be received not less than 48 hours before the time specified for the AGM. Appointment of a proxy does not preclude a shareholder from attending the AGM and voting in person.

2 Shareholders who hold shares in the Company in uncertificated form must be entered on the Company's Register of Members no later than 6pm UK time on 24 September 2007 in order for them to attend and vote at the meeting.

3 If any shares have been sold or transferred by the addressee, this notice and any other relevant documents should be passed to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

4 Copies of the executive directors' service contracts and non-executive directors' letters of appointment with the Company, along with copies of the Company's Memorandum and Articles of Association and copies of the proposed new Articles of Association will be available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excepted) from the date of this notice until the conclusion of the AGM.

Explanatory notes

The purpose of each of the resolutions proposed at the AGM is as follows:

Resolution 1 – Financial statements

The first item of business is the requirement for shareholders to receive the financial statements for the financial year which ended on 30 April 2007, together with the reports of the directors and the auditors.

Resolution 2 – Final dividend

This resolution seeks shareholder approval of the final ordinary dividend recommended by the directors. The directors are proposing a final dividend of 7 cents per ordinary share. An interim dividend of 3 cents per ordinary share was paid in January 2007, making a total dividend for the year of 10 cents per ordinary share. If approved, the dividend will be paid on 1 October 2007 to shareholders on the ordinary register as of 7 September 2007. Dividends will be paid in sterling based on an exchange rate of 2US$/£, equivalent to 3.5 pence per share, being the rate applicable on 27 June 2007, the date of recommendation of the dividend by the board.

Resolution 3 – Remuneration report

In accordance with the Directors' Remuneration Report Regulations 2002, the board submits the remuneration report to a vote of shareholders. In accordance with the Regulations, the approval of the remuneration report is proposed as an ordinary resolution.

Resolutions 4 to 8 – Retirement and re-election of directors

Under the Articles of Association of the Company, all directors are required to retire and submit themselves for election at the first AGM following their appointment and every three years following their election or re-election. Accordingly Paul Pester, Mike Shinya and Tom Skelton, who were appointed directors during the period following the last AGM of the Company, retire from their appointment and submit themselves for election by the shareholders. In addition, David Maloney and David Dominik have resolved to retire voluntarily and submit themselves for re-election by the shareholders. Biographical details of the directors recommended for election and re-election are set out in the Company's annual report.

Resolutions 9 and 10 – Auditors

The Company is required to appoint auditors at each general meeting at which accounts are presented, to hold office until the end of the next such meeting. Resolution 9, which is recommended by the audit committee, proposes the re-appointment of the Company's existing auditors, PricewaterhouseCoopers LLP. Resolution 10 follows best practice in corporate governance by separately seeking authority for the audit committee to determine their remuneration.

Resolution 11 – Authority to allot shares

Under Section 80 of the Companies Act 1985, the directors are, with certain exceptions, unable to allot relevant securities (as that term is defined in the Companies Act 1985, and which includes the Company's ordinary shares) without the authority of the shareholders in general meeting.

This resolution authorises the directors to allot up to 66,725,140 ordinary shares for the period ending on the date of the Company's AGM in 2008 or 26 December 2008, whichever is the earlier. This authority represents approximately one-third of the ordinary share capital in issue as at the date of the notice, and complies with guidelines issued by investor bodies. The directors have no immediate plans to make use of this authority, other than to fulfill the Company's obligations under its employee share plans.

Resolution 12 – Disapplication of pre-emption rights

Section 89 of the Companies Act 1985 imposes restrictions on the issue of equity securities (as that term is defined in the Act, which includes the Company's ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company's Articles of Association allow shareholders to authorise directors to allot (a) relevant securities generally up to an amount, and for such period (not exceeding 15 months on any occasion), as is fixed by the shareholders and (b) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the restriction in Section 89. In accordance with guidelines issued by investor bodies, the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Resolution 12 is conditional on resolution 11 having been passed and will be proposed as a special resolution. It authorises the directors to allot up to 10,008,770 ordinary shares for cash without first being required to offer them to existing shareholders for the period ending on the date of the Company's AGM in 2008 or 26 December 2008, whichever is the earlier. This authority shall also include the sale by the Company of any ordinary shares held in treasury. This authority represents approximately 5% of the ordinary share capital in issue as at the date of the notice, and complies with guidelines issued by investor bodies. The directors have no immediate plans to make use of this authority, other than to fulfill the Company's obligations under its employee share plans.

Resolution 13 – Approval of market purchases of ordinary shares

In certain circumstances, it may be advantageous for the Company to purchase its own shares. The directors have no present intention of making such purchases but believe it is prudent to have this authority so as to be able to act at short notice if circumstances change. The authority would however only be exercised if the directors believe that to do so would result in an increase in earnings per share and would be in the best interests of shareholders generally. Resolution 13, which will be proposed as a special resolution, approves the purchase of up to 20,017,543 ordinary shares at a price not exceeding 105% of the average of the middle market quotation for such shares as derived from the Official List of the Financial Services Authority for the five business days immediately preceding the day on which such shares are contracted to be purchased. The resolution also specifies the minimum price at which such shares may be bought. When shares are purchased by the Company, they are held in treasury in accordance with Section 162(A) of the Companies Act 1985. No dividends are paid on, and no voting rights attach to, treasury shares. The number of shares that may be held in treasury in accordance with Section 162(B) of the Companies Act 1985 is limited to 10% of the issued share capital of the Company. To the extent the number of shares purchased exceeds this limit, the shares over the limit will be cancelled. At the last practicable date prior to the publication of this notice the total number of options to subscribe for equity shares that were outstanding were 7,825,869 representing 3.9% of the issued share capital (excluding treasury shares) and 4.3% of the issued share capital if the full authority to buy back shares (existing and being sought) is used.

Resolution 14 – Approval of electronic and website communications
Resolution 14, which will be proposed as a special resolution, seeks general authority from shareholders to send or supply documents or information to shareholders in electronic form (e.g. by email) or by means of a website, so taking advantage of new company legislation regarding electronic communications with shareholders, which became effective on 20 January 2007.

The resolution also makes various changes to the Articles of Association to reflect the new legislation on electronic communications, and to make a number of minor consequential amendments required by the Companies Act 2006.

Existing company legislation permits the Company to communicate with shareholders electronically (e.g. by fax, email or by means of a website) in respect of certain types of information they receive from the Company. However, the new legislation makes two important changes:

- all company notices, documents and other information ("shareholder information") can now be provided to shareholders electronically, provided that they agree to this and provide an appropriate (e.g. email) address; and

- if shareholders are invited to agree that the Company may send or supply shareholder information by means of a website, those who do not respond within 28 days are deemed to have agreed to the Company communicating shareholder information to them by means of a website.

Where shareholders agree (or are deemed to have agreed) to communication of shareholder information by means of a website, shareholders must be notified of the availability of the relevant document or information on the website, the address of the website, the place on the website where it may be accessed and how to access the document or information. This information will be provided to shareholders by post or by email (if they have provided us with an email address for this purpose).

The Company would like to take advantage of the new legislation as early as possible. Increased use of electronic communications will deliver significant savings to the Company in terms of administration, printing and postage costs. It will also speed up the communication of information to shareholders in a convenient form, whilst at the same time delivering significant environmental benefits through reduced use of paper and of the energy required for its production and distribution. Accordingly, Resolution 14 is being proposed to confer the necessary authority on the Company.

You will find enclosed with this notice a personalised invitation to use electronic means for the communication to you of shareholder information. **Please read this letter carefully. Action is required by you if you wish to continue to receive shareholder information in hard copy form. If you do not respond to this letter you will be deemed to have agreed to the communication of shareholder information by means of a website.**

Documents available for inspection
A copy of the Articles of Association as proposed to be amended by Resolution 14 will be available for inspection, as explained in Note 4 to this Notice of Annual General Meeting, during usual business hours on weekdays (Saturdays, Sundays and public holidays excepted) at the Company's registered office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, until the conclusion of the AGM and will also be available for inspection at the meeting from at least 15 minutes prior to the commencement of the meeting until its conclusion.

FILE NO. 82-34962



Dear Shareholder

Invitation to use electronic communications

Receiving shareholder information

Following a recent change in company legislation, the Company is giving members the opportunity to choose how to receive the Company's annual accounts, notices of shareholder meetings and other documents which are required to be sent to you as a shareholder ("shareholder information"). **Please read the notes carefully and then tick the appropriate box(es) (if any) on the attached form. Please note that the effect of your election (if any) on this form is conditional upon the passing of resolution 14 at the Company's Annual General Meeting on 26 September 2007, which will authorise the use of electronic communications with shareholders and make the necessary changes to the Articles of Association to facilitate this.**

Increased use of electronic communications (e.g. by email or by means of a website) for the transmission of shareholder information will deliver significant savings to the Company in terms of administration, printing and postage costs. It will also speed up the communication of information to shareholders in a convenient form, whilst at the same time delivering significant environmental benefits through reduced use of paper and of the energy required for its production and distribution.

If you decide that you wish to receive shareholder information by means of a website or by email, you should ensure that you have the appropriate equipment and computer capabilities sufficient for the purpose.

Receiving shareholder information by means of a website

For many shareholders it will be convenient to access shareholder information by means of a website (which would typically be the Company's own website at www.microfocus.com). The Company will notify you by post or (where you have elected for email communication as explained below) by email when shareholder information has been placed on the website, giving details of the website address, the place on the website where it may be accessed, and how to access the document or information.

In the event that specific software is required to access information placed on the Company's website, it will be available via the website without charge. If information is being provided on CD-ROM, any required software will be included with the CD-ROM or alternatively you will be advised where it may be obtained free of charge.

You will still have the right to request (at no extra charge) hard copy versions of shareholder information sent or supplied to you by means of a website.

IF YOU WOULD LIKE TO RECEIVE SHAREHOLDER INFORMATION BY MEANS OF A WEBSITE, YOU NEED TAKE NO ACTION AND DO NOT NEED TO RETURN THIS FORM. IF YOU DO NOT RETURN THIS FORM WITHIN 28 DAYS FROM THE DATE OF THE COMPANY'S ANNUAL GENERAL MEETING ON 26 SEPTEMBER 2007 YOU WILL BE TAKEN TO HAVE AGREED THAT THE COMPANY MAY SEND OR SUPPLY DOCUMENTS OR INFORMATION TO YOU BY MEANS OF A WEBSITE.

Receiving shareholder information by email

You may have already supplied the Company with an email address for the receipt of shareholder information. As a result of recent changes in company legislation, the Company will need to receive confirmation that you are happy to receive all shareholder information by email.

Even if you have previously supplied the Company with an email address for the purpose of receiving shareholder information, please tick Option 1 on the attached form and set out your email address where indicated. Please return the form to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL using the prepaid envelope provided.

If you have not previously supplied the Company with an email address for the purpose of receiving shareholder information, you may do so by ticking Option 1 and setting out your email address where indicated. Please return the form to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL using the prepaid envelope provided.

You should also note that any email communication will be deemed to have been received by you 24 hours after it is sent to the email address the Company has on file. The Company cannot be held responsible for any failure in transmission beyond its control, any more than it can for postal failures.

The election and relevant contact address details will stand until such time as the Company receives alternative instructions from you. It is your responsibility to notify the Company of any change to your name, address, email address or other contact details.

The Company takes all reasonable precautions to ensure no viruses are present in any communication it sends out, but the Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachments from the Company, and recommends that you subject all messages to virus checking procedures prior to use.

Returning the attached form

Please return the attached form in the enclosed prepaid envelope as soon as possible and in any event not later than 24 October 2007 to: **Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.**

Yours faithfully



Jane Smithard *Company Secretary*

Registered office
Micro Focus International plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN

Registered in England and Wales 05134647

31 July 2007

FILE NO. 82-34962

Micro Focus International plc



Registered office
Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire RG14 1QN
Telephone: 01635 32646
Fax: 01635 33966

Registered in England and Wales 05134647

Shareholder reference (please complete) ______

Name ______

Address ______

______

The options you can choose from are listed below. There is more information about the changes in the Companies Act 2006 in the letter entitled "Invitation to use electronic communications".

Your options

Option 1:
Receive notification that documents or information are available on our website to your own email address – simply visit **www.shareview.co.uk** and fill in your details.

You don't even need to return this form.

Alternatively, tick this box ☐ fill in your email address below and return this form.

Ticking this box and providing your email address will result in your joining the Shareview Service and accepting its terms and conditions which can be found online at **www.shareview.info/terms**

My email address is:

By choosing this option you will help us reduce both our costs and our impact on the environment.

Option 2:
If you no longer require hard copy documents, **you don't need to take any further action.** Instead you will be able to view any of the Company's shareholder documents, such as annual reports, financial statements and Company updates online following publication – we will let you know what is available at the time.

Option 3:
To continue to receive documents in the traditional paper form, please tick this box ☐ and return this form to:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.

Please note that if you do not return this form or register online on or before 24 October 2007 then you will be treated as having selected option 2 above. As such, shareholder documents or information will not be sent directly to you, but instead will be available for you to review following their publication on the Company's website **www.microfocus.com**

Additional information

The Company's report and accounts and AGM documents will be available for viewing approximately one month before the scheduled Annual General Meeting each year.

Guidance notes

- Please refer to the letter entitled "Invitation to use electronic communications" for information about the changes to communications between the Company and its shareholder under the Companies Act 2006.
- If you elect for option 1, by registering your email address at **www.shareview.co.uk**, or for option 2, you do not need to return this form.
- The Company reserves the right to send any document to shareholders in paper should it feel it appropriate to do so.
- You can change your instructions at any time by writing to **Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UP.**

END